                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                               (AMENDMENT NO. 1)1

                              FRITZ COMPANIES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   358846-10-3
            ---------------------------------------------------------
                                 (CUSIP Number)

                              John F. Seegal, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 10, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (PAGE 1 OF 7 PAGES)







-----------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

          ---------------------------------- --------------------------------------------- ------------------------------
          CUSIP NO. 358846-10-3              13D                                           Page 2 of 7 Pages
          ---------------------------------- --------------------------------------------- ------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          1.         NAME OF REPORTING PERSON                                                       Lynn C. Fritz


                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (A)|_|
                                                                                                              (B)|_|
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          3.         SEC USE ONLY
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          4.         SOURCE OF FUNDS                                                                             PF
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                            |_|
                     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          6.         CITIZENSHIP OR PLACE OF ORGANIZATION                                           United States
          ---------- ----------------------------------------------------------------------------------------------------
          ---------------------------------- ------- --------------------------------------------------------------------
                                             7.      SOLE VOTING POWER
                                                                                                              12,047,599




                      NUMBER OF
                       SHARES                ------- --------------------------------------------------------------------
                    BENEFICIALLY             ------- --------------------------------------------------------------------
                      OWNED BY               8.      SHARED VOTING POWER
                   EACH REPORTING                                                                                      0
                     PERSON WITH             ------- --------------------------------------------------------------------
                                             ------- --------------------------------------------------------------------
                                             9.      SOLE DISPOSITIVE POWER
                                                                                                              12,047,599
                                             ------- --------------------------------------------------------------------
                                             ------- --------------------------------------------------------------------
                                             10.     SHARED DISPOSITIVE POWER
                                                                                                                       0
                                             ------- --------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                              13,381,599
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      |_|
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                         36.0%
          ---------- ----------------------------------------------------------------------------------------------------
          ---------- ----------------------------------------------------------------------------------------------------
          14.        TYPE OF REPORTING PERSON                                                                   IN
          ---------- ----------------------------------------------------------------------------------------------------



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                                                              Page 3 of 7 Pages

                  Lynn C. Fritz hereby amends the statement on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, $.01 par value (the "Common Stock"), of Fritz Companies, Inc., a Delaware corporation (the "Issuer"), as follows:

          ITEM 4.  PURPOSE OF TRANSACTION

                  The first Paragraph, Paragraph (a), Paragraph (b) and Paragraph (g) of Item 4 are hereby amended in their entirety to read as follows:

                  Mr. Fritz believes that the grants of restricted stock and stock options to him by the Compensation Committee reflected the Compensation Committee's determination that such grants would be in the best interest of the Company.

                  Mr. Fritz has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the issuer, except as contemplated by the first Paragraph and Paragraph (b) of this Item 4, or the disposition of securities of the issuer except for future gifts of stock and other routine transfers, and the transfers described in the following paragraph.

                  On March 31, 1999, Mr. Fritz transferred, without consideration, 1,334,000 shares of the Company's Common Stock to a grantor annuity retained trust of which Mr. Fritz is the sole trustee (the "Lynn C. Fritz GRAT"), and 1,334,000 shares of the Company's Common Stock to his wife, Tamara Fritz, who subsequently transferred such shares to a grantor annuity retained trust of which she is the sole trustee (the "Tamara Fritz GRAT"). Each grantor annuity retained trust was created under a trust agreement dated March 30, 1999 (the "Trust Agreements"). Copies of the Trust Agreements were filed as Exhibits 1 and 2 to the amendment to this Schedule 13D filed on March 31, 1999, and are incorporated herein by reference. Mr. Fritz has sole power to vote and to direct the disposition of the shares of the Company Common Stock transferred to the Lynn C. Fritz GRAT, and Mrs. Fritz has sole power to vote and to direct the disposition of the shares of the Company Common Stock transferred to the Tamara Fritz GRAT.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except as follows:

                  On January 10, 2001, the issuer (also referred to herein as the "Company"), United Parcel Service, Inc., a Delaware corporation ("Parent"), and VND Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement sets forth the terms and conditions of the proposed merger of Merger Sub with and into Company (the "Merger"). Upon effectiveness of the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), other than shares held by the Company, Parent or Merger Sub, will be converted into the right to receive 0.2 of a share of Class B common stock, par value $0.01 per share, of Parent (the "Parent Common Stock"). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent. The parties intend for the Merger to be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and as a "purchase" for accounting purposes.

                  Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (1) approval by the stockholders of the Company of the Merger Agreement and the Merger; (2) effectiveness of a registration statement registering with the Securities and Exchange Commission the shares of Parent Common Stock to be issued in the Merger to the stockholders of the Company; (3) approval of the listing of such shares of Parent Common Stock on the New York Stock Exchange; (4) expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and any other federal, state

                                                               Page 4 of 7 Pages

                  and foreign law that is intended to regulate mergers and acquisitions and imposes such a waiting period; and (5) certain other customary conditions.

                  Upon effectiveness of the Merger, outstanding director and employee options to purchase Company Common Stock will be assumed by Parent and become options to purchase shares of Parent's Class A common stock, par value $.01 per share. The exercise price and number of shares of Company Common Stock subject to each such option will be appropriately adjusted based on the 0.2 exchange ratio.

                  Pursuant to the Merger Agreement, the Company and its directors, officers, employees and representatives are prohibited from negotiating with, soliciting offers from, or providing information to any third party with respect to any Acquisition Proposal (generally, any proposal or offer to acquire 20% or more of the assets of the Company and its subsidiaries or 20% or more of the voting power of the Company Common Stock or any merger or other business combination). However, if within 60 days of the date of the Merger Agreement (i.e., January 10, 2001) (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Company's Board of Directors, in exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Proposal" that did not result in a breach of the foregoing prohibition, furnish information to, and engage in negotiations with, the proponent of such Superior Proposal. The Merger Agreement generally defines a Superior Proposal as an Acquisition Proposal relating to substantially all the assets of the Company or 100% of the Company Common Stock which is on terms which the Board determines in good faith (x) to be more favorable to the stockholders of the Company than the Merger, (y) is reasonably capable of being completed and
                  (z) for which financing, to the extent required, is then committed or can be obtained.

                  In accordance with the Merger Agreement, the Board of Directors of the Company has unanimously adopted resolutions approving, and recommending that the Company's stockholders approve and adopt, the Merger Agreement and the Merger. The Merger Agreement generally prohibits the Board from withdrawing or modifying, in either case in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement. If, within 60 days of the date of the Merger Agreement (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Board, in exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Proposal" that did not result in a breach of the foregoing prohibition, and after providing Parent with at least 72 hours advance notice of its decision to take such action, the Board may modify or propose publicly to modify, in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement.

                  The Company is obligated by the Merger Agreement to pay to Parent a $13.5 million fee in the event that the Merger Agreement is terminated by Parent because the Company's Board of Directors' modifies its approval or recommendation of the Merger Agreement or the Merger when and as permitted by the Merger Agreement. Alternatively, such fee is payable to Parent in the event that the Merger Agreement is terminated for any other reason (other than material breach by Parent) and, within nine months of such termination, the Company enters into an agreement relating to, or consummates, an Acquisition Proposal.

                  Pursuant to a Stock Option Agreement, dated as of January 10, 2001 (the "Company Option Agreement"), between Company and Parent, Company has granted Parent an option (the "Option") to purchase 3,707,609 shares of Company Common Stock (approximately 10.1% of the outstanding Company Common Stock) at a purchase price per share equal to the lower of (1) 0.2 multiplied by the average closing price per share of Parent Common Stock and (2) the average closing price per share of the Company Common Stock calculated in accordance with the terms of the Company Option Agreement. The number of shares of Company Common Stock subject to the Option will be adjusted if necessary so that the number of shares purchaseable by the

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                                                               Page 5 of 7 Pages

                  Parent upon exercise of the Option is equal to 10.1% of the total outstanding shares of Company Common Stock. The Option will become exercisable after the occurrence of any event as a result of which Parent is entitled to receive the termination fee described above.

                  Mr. Fritz, the Chairman of the Board of the Company, and Tamara Fritz, who beneficially owned as of January 10, 2001 approximately 36% of the outstanding shares of Company Common Stock, have entered into Stockholder Option Agreements with Parent, which are described in Paragraph (g) below.

                  The Company currently anticipates that the Merger will become effective during the second quarter of 2001.

                  Copies of the Merger Agreement, the Company Option Agreement and the Stockholder Option Agreements are incorporated herein by reference to the Form 10-Q filed with the Securities and Exchange Commission by issuer on January 16, 2001. The foregoing descriptions of these agreements are qualified in their entirety by reference to the full text of each of such agreements.

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, except as folows:

                  Lynn C. Fritz and Tamara Fritz, who beneficially owned as of January 10, 2001 approximately 36% of the outstanding shares of Company Common Stock (as defined in Paragraph (b) above), have entered into Stockholder Option Agreements with Parent (as defined in Paragraph (b) above). Pursuant to these agreements, Mr. and Mrs. Fritz have, among other things, granted to Parent options (collectively, the "Stockholder Option") to purchase such shares at a per share price equal to
                  0.2 multiplied by the average closing price per share of Parent Common Stock. The Stockholder Option is exercisable generally following (i) a tender offer by a third party which would result in such third party holding more than 20% of the outstanding Company Common Stock; (ii) the Company authorizing or publicly announcing a merger or acquisition by a third party or taking any action which violates the prohibitions on negotiating with, soliciting offers from or providing information to third parties with respect to any Acquisition Proposal (as described above); (iii) a third party acquiring the ability to control more that 15% of the outstanding Company Common Stock; or (iv) a third party making an offer to acquired more than 20% of the assets of the Company or of the outstanding Company Common Stock and such offer having been publicly announced. Pursuant to these agreements, Mr. and Mrs. Fritz also have agreed to vote their shares of Company Common Stock in favor of the Merger at any meeting of Company stockholders held to consider and vote upon the Merger and otherwise in the manner directed by Parent on all matters presented for a vote of Company stockholders during the term of the Stockholder Options and have granted to Parent a proxy to so vote their shares of Company Common Stock.

                  The Board of Directors of the Company has approved a Rights Plan, as required by the Merger Agreement, which includes a provision stating that a person will become an "Acquiring Person" (as such term is defined in the Rights Plan) if they become the "Beneficial Owner" (as such term is defined in the Rights Plan) of at least 15% of the Company Common Stock. The Rights Plan also includes provisions to the effect that: (i) neither the Parent nor the Merger Sub will become an Acquiring Person as a result of the consummation of the transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Option Agreements; (ii) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Plan) will occur as a result of the consummation of the transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Option Agreements; and (iii) all outstanding rights to purchase issued and outstanding Company Common Stock under the Rights Plan will expire at the time the certificate of merger is filed with the Secretary of State of the State of Delaware. The Rights Plan is incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission by the Company on January 22, 2001. The foregoing descriptions of these agreements are qualified in their entirety by reference to the full text of each of such agreements.

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                                                               Page 6 of 7 Pages

          ITEM 5.  INTEREST IN SECURITIES OF ISSUER

                  Item 5 is hereby amended in its entirety to read as follows:

                  (a) Lynn C. Fritz beneficially owns 13,381,599 shares of the Company's Common Stock. Such 13,381,599 shares include: (i) Mr. Fritz's employee stock options exercisable within 60 days to purchase 436,666 shares; (ii) 372,599 shares for which Tamara Fritz is the record owner; (iii) 961,401 shares owned by the Tamara Fritz GRAT described in Item 4(a) above; and
                  (iv) 961,401 shares owned by the Lynn C. Fritz GRAT described in Item 4(a) above.

                  (b) Except as otherwise indicated in Item 4(g) this Schedule 13D, Lynn C. Fritz has sole power to vote and direct the disposition of 11,610,933 shares of the Company's Common Stock owned by him and by the Lynn C. Fritz GRAT and to direct the disposition of all shares issuable upon exercise of stock options granted to him at such time as he exercises such options. Except as otherwise indicated in Item 4(g) this
                  Schedule 13D, Mrs. Fritz has the sole power to vote and direct the disposition of the 372,599 shares held in her name and the 961,401 shares held in the Tamara Fritz GRAT. Each share of the Company's Common Stock is entitled to one vote.

                  (c) Except as described in this Schedule 13D or in the documents referred to herein, Lynn C. Fritz has not engaged in any transaction in the Company's Common Stock since December 1, 2000.

                  (d) Except as otherwise indicated in Item 4(g) this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Except as described in this Schedule 13D or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Lynn C. Fritz or the Lynn C. Fritz GRAT and any person with respect to any securities of the Company.

                  The Lynn C. Fritz GRAT is governed by a Trust Agreement. Mr. Fritz, as settlor, transferred to the Lynn C. Fritz GRAT 1,334,000 shares of the Company Common Stock. The Trust Agreement provides that, on or before the end of each taxable year during the term, Mr. Fritz is to receive an amount equal to 54.39217% of the initial net fair market value of the assets of the Lynn C. Fritz GRAT. The distributions are to be paid from income and, to the extent that income is not sufficient, from principal. The Trust Agreement is irrevocable and is not subject to amendment except in certain limited circumstances.



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                                                              Page 7 of 7 Pages

                            After reasonable inquiry and to the best of the
                  undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 1, 2001

                                             LYNN C. FRITZ


                                             By: /s/ LYNN C. FRITZ
                                                ----------------------
                                                     Lynn C. Fritz